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                                                               [EXHIBIT (a)(10)]

                   [LETTERHEAD OF CERTAINTEED APPEARS HERE]

                                 NEWS RELEASE
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CONTACT    DOROTHY C. WACKERMAN                  CertainTeed Corporation
           (610) 341-7428                        750 E. Swedesford Road
                                                 P.O. Box 860
                                                 Valley Forge, PA  19482-0101

FOR IMMEDIATE RELEASE
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                CERTAINTEED CORPORATION COMPLETES TENDER OFFER
                             FOR BIRD CORPORATION

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        February 16, 1998 - Valley Forge, PA - CertainTeed Corporation, a
subsidiary of Compagnie de Saint-Gobain (Paris, France), today announced the completion of its cash tender offer for all of the outstanding shares of Bird Corporation's common and preference shares at a price of $5.50 per share of common stock and $20 per share of $1.85 cumulative convertible preference stock. The offer expired, as scheduled, at midnight (EDT) on Friday, February 13, 1998.

        As of the expiration of the offer, based on preliminary information from the depositary for the offer, approximately 95 percent of the outstanding shares of each class of common stock and preference stock had been tendered and accepted for payment.

        CertainTeed Corporation and Bird Corporation will now proceed to complete a merger pursuant to which Bird Corporation will become a wholly owned subsidiary of

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CERTAINTEED CORPORATION COMPLETES TENDER OFFER
FOR BIRD CORPORATION
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CertainTeed Corporation.  In the merger, each share of Bird common stock will be converted into the right to receive $5.50 in cash and each share of Bird preference stock will be converted into the right to receive $20 in cash. The merger is expected to be completed in the second quarter of 1998.

        Bird Corporation, founded in 1795, is primarily a manufacturer of asphalt shingles and roll-roofing goods with annual sales of more than $50 million. The company is headquartered in Norwood, Massachusetts.

        CertainTeed Corporation, headquartered in Valley Forge, Pennsylvania, is a leading producer of fiber glass products (insulation and reinforcements) and building materials (roofing, ventilation products, vinyl siding and windows, vinyl fence and railing, and piping products).